UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25	SEC FILE NUMBER 0-18412

NOTIFICATION OF LATE FILING	CUSIP NUMBER 98425R

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

YTB International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1901 E. Edwardsville Road
Address of Principal Executive Office (Street and Number)

Wood River, Illinois 62095
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

YTB International, Inc. (the "Registrant") is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "Form 10-K") by the deadline prescribed under the Securities and Exchange Commission's rules and regulations without unreasonable effort and expense.  As previously reported, John D. Clagg resigned as Chief Financial Officer of the Registrant effective as of February 2, 2010.  Accordingly, the Registrant has been unable to complete all of the information requested by the Registrant's independent auditors in connection with their audit of the Registrant's financial statements for the fiscal year ended December 31, 2009 to be included in the Form 10-K.  The Registrant expects to file the Form 10-K no later than the 15th calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert M. Van Patten	(618)	655-9477
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
Yes ☒     No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will report significant changes in its results of operations for its fiscal year ended December 31, 2009 compared to its fiscal year ended December 31, 2008.  Based on the information available at this time, the Registrant anticipates a net loss of $9.9 million or $.09 per diluted share compared to a net loss of $4.5 million or $.04 per diluted share for the comparable prior year period.  The net loss from discontinued operations for the year ended December 31, 2009 is expected to be $3.1 million or $.03 per diluted share compared to a net loss of $762,000 or $.01 per diluted share for 2008.  Net revenues are anticipated to be $67.3 million in 2009 compared to $159.5 million reported in 2008.  Total operating expenses for 2009 are currently $75.0 million compared to $162.8 million reported in 2008.  Other items anticipated to have a significant impact on the net loss for 2009 include non-cash impairment charges for goodwill and intangible assets of $450,000 and $2.2 million, respectively, compared to $149,000 of goodwill impairment reported in 2008.  Also currently included in the net loss for 2009, are asset impairment charges of $4.5 million compared to $366,000 reported in the prior year period.  The $4.5 million in asset impairment charges in 2009 relate primarily the $3.9 million write-down of the Registrant’s headquarters property to its estimated realizable value in conjunction with the Registrant’s fourth quarter decision to sell the property within the next twelve months.  Inventory impairment charges are anticipated to be $724,000 for 2009 compared to $3.0 million reported in 2008.

Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable.  Except as required by law, the Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable.  Investors are cautioned that all such statements involve risks and uncertainties, including the risk that additional resources and time may be needed to complete and file the Form 10-K and other risks described in the Risk Factors sections in the Company’s reports and documents filed with the Securities and Exchange Commission.  The Company’s actual decisions, performance, and results may differ materially from anticipated results described in these forward-looking statements.

YTB International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By:	/s/ Robert M. Van Patten
Robert M. Van Patten
Chief Executive Officer – Interim Chief Financial Officer